UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
AMENDMENT #6

Blackhawk Mountain Productions, Inc.

(Name of small business issuer in its charter)

Commission File Number   333-87808

California	5960	33-0926381
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1835A S. Centre City Pkwy, Suite 415
Escondido, California 92025
(760) 535-5691
(Address and telephone of principal executive offices)

1835A S. Centre City Pkwy, Suite 415
Escondido, California 92025
(Address of principal place of business)

Richard Heinzel
1835A S. Centre City Pkwy, Suite 415
Escondido, California 92025
(760) 535-5691
(Name, address, and telephone number of agent for service)

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	5,000,000	$ 0.05	$ 250,000.00	$ 23.00

.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _____

If delivery of the prospectus is expected to be made pursuant to Rule 434 check the following box. [ ]

Disclosure alternative used (check one): **Alternative 1: X** ; Alternative 2: ___

Approximate date of proposed sale to the public: **As soon as practical following the effective date of registration.**

Blackhawk Mountain Productions, Inc.

Common Stock: 5,000,000 Shares

Blackhawk Mountain Productions, Inc. is offering 5,000,000 shares of common stock at a price of $0.05 per share. This is a direct public offering conducted by Blackhawk Mountain Productions, Inc. through the President of Blackhawk Mountain Productions, Inc. on its behalf.

No minimum subscription is required for each individual investor.
No minimum offering amount is required for the sale of these securities.

The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. There is no minimum number of securities that must be sold in the in the offering. There are no arrangements to place funds in an escrow, trust or similar account. Blackhawk Mountain Productions, Inc. may extend this offering for an additional 90 days, solely at the discretion of Blackhawk Mountain Productions, Inc.

The date of this offering prospectus is: July 22, 2003

This offering is being registered for sale in the States of Nevada, Colorado and limited registration in California to "accredited" investors only.

Common Stock: 5,000,000 Shares
Offering Price: $ 0.05 Per Share

	Price to Subscribers	Sales Commissions	Proceeds to Company
Per unit	$ 0.05	$ 0.00	$ 0.05
Total Maximum	$ 250,000.00	$ 0.00	$ 250,000.00

The Proceeds to Company are before deducting estimated expenses for legal, accounting, promotion, printing, and other expenses incurred in this Offering. See *Use of Proceeds*, *page* 19, for details of expenditures.

In making an investment decision investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission or regulatory agency. Nor have these authorities passed upon the accuracy or adequacy of this document. Any representation to the contrary is a criminal offense.

Investment in small businesses involves a high degree of risk, and investors should not invest any funds in this offering unless they can afford to lose their entire investment**. See *question #2,* Risk Factors*, beginning on page* 5.**

Table of Contents

The Prospectus, together with Financial Statements, consists of a total of 49 pages.

THE COMPANY

1.

Exact corporate name:	Blackhawk Mountain Productions, Inc.
State and date of incorporation:	California, August 25, 2000
Street address of principal office:	1835A S. Centre City Pkwy, Suite 415
	Escondido, California 92025
Company telephone number:	(760) 535-5691
Fiscal year:	December 31

Person(s) to contact at Company
with respect to offering:
Richard Heinzel
President, Blackhawk Mountain Productions
(760) 535-5691

Prospectus Summary

Blackhawk Mountain Productions, Inc. is conducting a direct public offering for 5,000,000 shares of common stock at a price of $0.05 per share. No minimum amount of common stock to be sold in this offering is required nor established and no minimum subscription is required for each individual investor. .

Securities being offered by Blackhawk Mountain Productions, Inc. are not currently listed on any securities exchange. At such time Blackhawk Mountain Securities are listed on any securities exchange, the OTC Bulletin Board or other, security holders may then sell such securities at prices quoted, prevailing or related to the then current market price, or as negotiated.

Blackhawk Mountain Productions does not intend the use of a broker-dealer or other selling agent for the sale of such securities identified in this prospectus.

Blackhawk Mountain Production has currently 4,700,000 shares of common stock outstanding; 4,000,000 shares are held by the founder and president of the company, and 700,000 shares were issued through private placements and are held by three (3) shareholders.

Blackhawk Mountain Productions, Inc. is in the development stage and has had significantly limited operations to date. The company was formed to the purpose of promoting, marketing and selling the art works of Richard Heinzel, a sculptor and artist, and founder and CEO of the company, limited to artwork created beginning August 25, 2000 (inception), and those created by Mr. Heinzel's until his employment is terminated.

Since inception the company has had minimal cash reserves and has relied on equity and debt financing to meet cash requirements. Net income from operations for the fiscal year ended June 30, 2002 was $1,394. This was the result of a single sale to a related party. The current nine month period ended March 31, 2003 resulted in a net loss of $2,515 and is attributable to a lack of any sales during that period.

RISK FACTORS

2. *Listed in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return.*

1. *Blackhawk Mountain Productions, Inc. is a new company. Blackhawk Mountain Productions, Inc. is an investment risk because of significantly limited operations to date.*
   Blackhawk Mountain Productions, Inc. is in the development stage and has had significantly limited operations to date. Blackhawk Mountain Productions, Inc. has not been able to establish significant revenues to date and there is no historical basis to expect that sufficient revenues will be generated by the planned efforts.

2. *Blackhawk Mountain Productions, Inc. is an investment risk because the business model and marketing strategies planned are not proven. If this model and strategies are unsuccessful Blackhawk Mountain Productions, Inc. may not establish a sufficient number of wholesale and retail outlets, nor attract enough customers to generate sales sufficient to become profitable.*
   Blackhawk Mountain Productions, Inc. has no established basis to assure investors that business or marketing strategies will be successful. A lack of achieving significant revenues to date implies uncertainty as to the amount and adequacy of future sales; as well as Blackhawk Mountain Productions, Inc.'s ability to establish a sufficient number of wholesale and retail outlets, and attract the number of customers needed to generate adequate revenues.

3. *Blackhawk Mountain Productions will not be able to achieve initial profitability in a reasonable timeframe if management and employees devote substantial time to other interests, in conflict with time required for the interest of Blackhawk Mountain Productions.*
   The management and employees of Blackhawk Mountain Productions currently devote time to other interests; either individually or through businesses, in which they have an interest, notwithstanding the fact that time may be necessary to the business of Blackhawk Mountain Productions. Blackhawk Mountain Productions does not currently have any full-time employees; and does not anticipate having any full-time employees until such time as operations can support such employment. As a result, certain conflicts of interest may arise between Blackhawk Mountain Productions and its employees that may not be readily susceptible to resolution, and will be resolved only through the exercise of good judgement, as is consistent with commitment to the development, establishment, and profitability of Blackhawk Mountain Productions, Inc.

4. *There is currently no market for Blackhawk Mountain Productions, Inc.'s common stock and none is likely to develop..*
   The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Blackhawk Mountain Productions, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high. There can be no assurance that, even if a public trading market develops for Blackhawk Mountain Productions, Inc.'s stock, the shares will attain market values commensurate with the offering price.
   Blackhawk Mountain Productions, Inc.'s common stock may be designated as a "penny stock", defined as any equity security that has a market price of less than $5.00 per share. Material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Penny stock regulations require broker-dealers to satisfy special sales practice requirements that may result in additional risks. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

5. *Blackhawk Mountain Productions, Inc. may not realize initial and sufficient sales from this offering to timely or fully implement its business plan, as Blackhawk Mountain Productions, Inc. is offering shares on a best efforts basis, rather then using the experience of a dealer-broker.*

    Blackhawk Mountain Productions is offering shares on a best efforts basis; and no individual, firm, or corporation has agreed to purchase or take down any of the offered shares. No assurance can be given that any or all of the shares will be sold. Blackhawk Mountain Productions does not plan to use a dealer-broker, even though a dealer-broker may have more experience, resources or contacts to more effectively achieve the sale of shares. A delay in the sale of the shares in this offering may negatively impact Blackhawk Mountain Productions' capability to initiate its business plan. A failure to realize sufficient sales could inhibit the full implementation of its business plan.

6. *Blackhawk Mountain Productions, Inc. may register this offering in one or only a few states. Limited state registration limits the number of potential purchasers available to Blackhawk Mountain Productions and, therefore, the ability to sell this offering.*

    Blackhawk Mountain Productions, Inc. will initially intends to register its securities for sale in the States of Nevada, Colorado, limited registration in California and may register in additional states if necessary to complete this offering. The securities will likely not be considered a "covered" security, so state registration is required in many states for initial sales from the issuer. Limited state registration limits the number of potential purchasers available to Blackhawk Mountain Productions and the ability to sell this offering and, therefore, the ability to implement the current business plan on a timely or sufficient basis.

    Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this prospectus, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. *With respect to the business of the Company and its properties:*

   (a) *Describe in detail **what** business the Company does and proposes to do, including what products or goods are or will be produced or services that will be rendered.*

Blackhawk Mountain Productions, Inc. was incorporated in the State of California on August 25, 2000; organized for the purpose of promoting and marketing the works of Richard Heinzel, a sculptor and artist, limited to artwork created beginning August 25, 2000 (inception), and those created by Mr. Heinzel's until his employment is terminated. To date, operations have consisted of organizational matters, the basic development and programming of the Blackhawk Mountain Productions, Inc. web site - www.imagesoflife.com, the search for a number of selected retail outlets to market the artworks of Richard Heinzel, and the limited production of sculpted artwork pieces for consumer sales.

Richard Heinzel has had an interest in sculpting from an early age and has produced works of art in many of the traditional mediums, including; wood, stone, clay, and bronze. The primary focus of Mr. Heinzel's work is the natural world, sculpting lifelike representations of wildlife, birds of prey, etc. Mr. Heinzel also produces works for the closely related western genre as well.

Blackhawk Mountain Productions, Inc. intends to produce cast reproductions of Mr. Heinzel's works, some in numbered limited editions, and market these through conventional marketing channels as well as through the Blackhawk Mountain Productions, Inc. web site. Production is intended to be outsourced, and may be produced in various materials including; gypsum based products, plastics and bronze. Blackhawk Mountain Productions, Inc. will oversee the critical phases of the reproduction process, including mold making and casting, as well as the application of finishes and patinas, in order to maintain quality control over the product. The market for works in bronze is particularly demanding and the artist may be expected to participate at all stages of the casting process to ensure the finished works will satisfy the demands of this upscale market.

Blackhawk Mountain Productions, Inc. will retain ownership of tooling necessary for critical phases of the reproduction process, as well as ownership of all production molds. Blackhawk Mountain Productions, Inc. will initially produce a representation of artwork products sufficient to support selected retail sales; including consignment and web site initiated sales.

Blackhawk Mountain Productions, Inc. will have direct responsibility for the following;

       artwork creativity
       artist and artwork promotion
       marketing strategy and implementation
       production quality control
       product inventory
       web site design and implementation
       web site product sales

Blackhawk Mountain Productions, Inc. intends to outsource/subcontract the following;

       artwork reproductions
       product delivery
       conventional sales (retail/wholesale)
       web site development/expansion

(b) Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product, state the present stage of development, including whether or not a working prototype is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent on one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Richard Heinzel, artist and sculptor, has created over a dozen sculpted artworks, each having been molded and reproduced for sales at the retail and consumer level. Blackhawk Mountain Productions, Inc. will provide the organization, staff and support to benefit the artist's creativity and design production, through providing the support and services to promote product sales and increase product reproductions.

Blackhawk Mountain Productions, Inc. will provide a completed artwork to a selected production facility for initiation of the reproduction process, including the tooling, mold making and casting. Blackhawk Mountain Productions, Inc. will actively participate in the reproduction process phases, including the application of finishes and patinas, to ensure process and product quality control. Artwork cast reproductions may be produced in gypsum based products, plastics and bronze. Ownership of all production molds, as well as tooling necessary for critical phases of the reproduction process, will remain with Blackhawk Mountain Productions.

As the reproduction process is to be subcontracted, Blackhawk Mountain Productions, Inc. does not anticipate any extended requirement on Blackhawk Mountain Productions, Inc.'s resources for tooling, mold making, or casting. Except, Blackhawk Mountain Productions, Inc. will participate in the both the reproduction and finishing processes as a means to process and product quality control. Blackhawk Mountain Productions, Inc. does not anticipate any dependency on one or a limited number of suppliers for materials or other items.

Blackhawk Mountain Productions, Inc. does not currently have any outsourcing or subcontractor agreements or contracts in place.

Blackhawk Mountain Productions, Inc. will maintain an inventory of finished products, in support of retail and wholesale sales, as well as to support any sales through the Blackhawk Mountain Productions, Inc. web site - www.imagesoflife.com.

Blackhawk Mountain Productions, Inc. intends to negotiate merchant agreements for retail and wholesale sales. Although a search for selected retail and wholesale outlets is in progress, Blackhawk Mountain Productions, Inc. does not currently have any merchant agreements or contracts in place.

Blackhawk Mountain Productions, Inc. intends product packaging to be performed as a part of the reproduction process, while all product deliveries will be made through established and conventional service providers; e.g., United States Postal Service, Federal Express.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Indicate whether price is expected to be by price, service, or other basis. Indicate the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitor's products or services, including a description of any variation in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Industry

Artworks comprise an industry that may include the artist, the artwork created, display and promotion of the created artwork, artwork reproduction and sales. Established artists may be expected to compete favorably due to name recognition and consumer anticipation of forthcoming creations. Newer artists will be significantly dependent upon the artwork created; and the effective display, promotion, and acceptance of the artwork created. The industry of the arts promotes offerings for the enrichment of the consumer rather than the sustaining of a consumer's basic needs; therefore, the industry of the arts' clientele is generally smaller, selective and discriminating. Competition for sales from a smaller, selective and discriminating consumer base may be highly competitive.

The management of Blackhawk Mountain Productions, Inc. intends to promote and market Richard Heinzel's artworks and compete in the industry of the arts. As further detailed in Blackhawk Mountain Productions, Inc.'s marketing strategies, promotion of the artist and his artworks will be emphasized and ongoing.

Competition

Blackhawk Mountain Productions, Inc. expects to compete favorably in the industry of the arts based upon; 1) the limited number of sculptors working in a comparable genre and mediums, and 2) the marketing strategies to be implemented in support and promotion of the artist.

Prior to the advent of the Internet industry, artist and artwork promotion was limited to shows, competitions, and selected displays in specialty retail outlets and catalogs. With Internet capability, virtually each artist has the capability of an individual web site and/or membership in a web ring of artists, painters, and/or sculptors.

Blackhawk Mountain Productions, Inc. has noted approximately 950 separate web sites for various artist promotions, including approximately 27 sculptors working in a medium comparable to the Blackhawk Mountain Productions' products.

Blackhawk Mountain Productions, Inc. anticipates artist and artwork recognition to be the primary factor in successfully competing in the industry. Internet capabilities notwithstanding, Blackhawk Mountain Productions, Inc. considers the storefront critical for display of the artist's works to a discriminating clientele, with the web site providing support for a broader display of the artworks and related sales.

Pricing

Artwork pricing can vary depending upon the artist's creativity, skills, and popularity; as well as the medium in which the artwork is produced. Further, artwork value has been and retains worth as defined "in the eye of the beholder". The following presents a selection of available artworks from the creations of Richard Heinzel, with pricing that is consistent and comparable to other artists within the genre and mediums used:

Artworks shown are listed in three categories, Wild Life, Wall Hangings, and People/Indians.

All prices shown are for artwork reproductions and do not include the cost of shipping.

Artwork	Price
Wildlife (Bronze)	
Wild Emotions	$ 3700.00
Wolves in the Wild	
Height: 20" Weight: 70 lbs.	
Wildlife	
Wild Emotions	$ 158.00
Wolves in the Wild	
Height: 18" Weight 20 lbs.	

Artwork		Price
Bear Cub Height: 48" Weight: 40 lbs.	$	158.00
Golden Eagle on Rock Height: 36" Weight: 20 lbs.	$	120.00
Bald Eagle on Rock Height: 36" Weight: 20 lbs.	$	120.00
Howling Coyote Height: 32" Weight: 40 lbs.	$	104.00
Eagle Head Height: 12" Weight: 5 lbs.	$	80.00
Wall Hangings		
Bear Mask	$	90.00
Wolf Mask	$	60.00
People / Indians		
Cigar Store Chief Height: 5' Weight: 140 lbs.	$	300.00
Shaman Bust Height: 28" Weight: 15 lbs.	$	178.00
Indian Maiden with Papoose Height: 26" Weight: 15 lbs.	$	90.00
Contemporary Girl Bust Height 23" Weight: 10 lbs.	$	80.00

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as advertising, personal contacts by sales representatives, etc.), how its marketing structure operates or will operate and the basis for its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Artist and Artwork Promotion

Blackhawk Mountain Productions, Inc. will implement a marketing strategy to reinforce and expand artist and artwork recognition. In complement to Blackhawk Mountain Productions, Inc.'s sales strategy, marketing will employ conventional venues to gain artist and artwork visibility to potential clients. Blackhawk Mountain Productions, Inc.'s strategy intends to use advertising through selected magazines and art show publications, and may include selected radio and television advertisements. Media selected will be those as determined by Blackhawk Mountain Productions, Inc. to have an established distribution base for retailers, wholesalers, and consumers with an interest in the industry of the arts.

Blackhawk Mountain Productions, Inc. further intends to promote its artist and products through establishing banner advertisements on established artist and artwork web sites and web rings. Blackhawk Mountain Productions anticipates the interchange of banner advertisements and supporter recognition can be implemented at nominal cost. Visibility of the Blackhawk Mountain Productions web site will also be promoted by placing and requesting distribution of printed "business card" advertisements at selected specialty stores and retail outlets.

Product Sales

Blackhawk Mountain Productions, Inc. will implement a four phase product sales strategy:

1. Selected retail outlet consignment.
2. Selected wholesale sales.
3. Trade Shows and Home Shows
4. Web site sales.

Retail outlet consignment

Blackhawk Mountain Productions, Inc. is currently searching for a number of retail stores to market artworks on consignment. This initial marketing sales phase will focus on the Southern California area; and, provides potential buyers with an opportunity to view the product, and promotes visibility of the artist and the artist's creations. Availability of Blackhawk Mountain Productions, Inc.'s "business card" advertisements at the retail facility will promote visibility of the web site. Consignment sales terms are expected to vary greatly. Each potential vendor may have different preset terms under which they will vend an artists work; for example, such terms can include various percentage ratios ranging from 20% to 50%, or a percentage plus a display, floor space or handling fee. Blackhawk Mountain Productions will remain flexible in consignment sales' terms to promote placement within galleries or shops.

Wholesale sales

As supported by prior and consignment sales, Blackhawk Mountain Productions, Inc. will determine the product(s) with sufficient popularity to warrant a focused production and sales program. Blackhawk Mountain Productions, Inc. will approach selected retail chain store businesses to negotiate quantities of wholesale sales. Retail outlets previously operating as consignment sales will also be provided the opportunity to purchase in quantity at wholesale prices.

Trade Shows/Home Shows

Blackhawk Mountain Productions plans to participate in a number of Trade Shows and Home Shows; primarily within the Southern California area, and at other California or western states locations where such participation may be appropriate for the genre of the artist's productions. Participation in Trade Shows and Home Shows will provide visibility for the artist and his creations, with intent to establish retail outlet accounts. A secondary benefit of such participation will be artist interactions and the opportunity to create beneficial alliances.

Web site sales

Blackhawk Mountain Productions considers the www.imagesoflife.com web site as a secondary sales venue. The primary purpose of the web site will be informational and as pertaining to contact, ordering, sales, and payment procedures. Visitors to the web site will be able view a selection of the artist's works, be advised of actual store front locations where the product may be viewed, and have access to pricing and ordering information. The Blackhawk Mountain Productions web site is currently operational and accessible, and is expected to become fully functional within the next 12 months.

Blackhawk Mountain Productions, Inc. intends to conduct all promotional, marketing and sales responsibilities in-house and plans to hire one individual to handle these assignments. All negotiations, agreements and contracts for promotional, marketing and sales activities will be reviewed, approved, and made formal by action of the board of directors.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Blackhawk Mountain Productions, Inc. has a limited operating history and does not currently have a backlog of written firm orders for products or services as of a recent date. Nor does Blackhawk Mountain Productions have an operational background or history that would provide for a comparative backlog of one year ago for such products or services.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been on the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Type of Employee	Current Number of Employees	Number of Employees Within Next 12 Months
Administrative	2	2
Operations	1	1
Sales	0	1
TOTAL	3	4

NOTE: The current employees are the officers of Blackhawk Mountain Productions, Inc.

Present employees: 3
Richard Heinzel: Founder/President
Matt Heinzel: Corporate Secretary
Craig Cook: Vice President

Richard Heinzel's current duties include the day-to-day operation of the business, producing original works of art, and contracting for and supervision of the mold making process and production of the reproductions.

Matt Heinzel's current responsibilities include marketing and sales efforts.

Craig Cook's responsibilities are currently advisory and to assist the other officers as needed.

None of Blackhawk Mountain Productions, Inc.'s employees are subject to collective bargaining agreements.

Blackhawk Mountain Productions, Inc. does not have and does not intend to have any supplemental benefits or incentive agreements with any of its employees.

Blackhawk Mountain Productions, Inc. will analyze its needs before incurring the expenses associated with salaried, full-time employees. Where cost effective, work may be outsourced to independent contractors.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the source of financing it expects to use in obtaining these properties, whether by purchase, lease, or otherwise.

Blackhawk Mountain Productions, Inc. currently maintains an office mailing address at 1835A S. Centre City Pkwy, Suite 415, Escondido, California 92025. Office and storage facilities are provided by the Blackhawk Mountain Productions, Inc. president, at his residence, for which no compensation is provided.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentially agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Blackhawk Mountain Productions, Inc. does not depend and is not expected to depend, upon patents, trade secrets, know-how, or other proprietary information. Blackhawk Mountain Productions, Inc. has expended no amounts for research and development in the last fiscal year. Copyright protections may be relied upon in the event artistic works are reproduced without consent. Registration of the artistic works in order to enforce copyright protections is not expected to require any material capital expenditures.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effect or potential effects upon the Company.

Blackhawk Mountain Productions, Inc.'s business and products are not subject to material regulation (including environmental regulation) by any federal, state, or local government agency. Blackhawk Mountain Productions, Inc. does not foresee any such material or environmental regulation as becoming applicable, and anticipates no effect or potential effect on the business of Blackhawk Mountain Productions, Inc. as to material and/or environmental regulation.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Blackhawk Mountain Productions, Inc. has no subsidiaries.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this registration statement accordingly).

Blackhawk Mountain Productions, Inc. was incorporated in the state of California on August 25, 2000. To date, operations have consisted of organizational matters, the basic development and programming of the Blackhawk Mountain Productions, Inc. web site - www.imagesoflife.com, the search for a number of selected retail outlets to market the artworks of Richard Heinzel, and the limited production of sculpted artwork pieces for consumer sales.

4 (a). *If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.*

Blackhawk Mountain Productions, Inc. will focus on the following major activities during the 12 months following receipt of proceeds from this offering.

Artist and Artwork Promotion

Blackhawk Mountain Productions, Inc. will develop and implement an artist and artwork promotion campaign utilizing art shows, trade shows, and home shows, and will also consider advertisement in publications related to these shows. Further promotion is intended through an interchange of banner advertisements on established artist web sites or web site rings. "Business card" advertisements will be designed and printed for distribution through retail outlets participating in consignment sales.

Blackhawk Mountain Productions plans to participate in a number of Trade Shows and Home Shows; within the Southern California area and at other California or western states locations where participation may be beneficial. Trade Shows and Home Shows will provide visibility for the artist and his creations, and are expected to offer opportunities to establish retail outlet accounts for the artist's works. A secondary benefit of such participation will be artist interactions and the opportunity to create beneficial alliances.

Retail Consignment Sales

Appropriate retail outlets must be identified and solicited for consignment sales. The availability and participation of a storefront outlet is critical to provide Blackhawk Mountain Productions, Inc. the opportunity for direct display of the product(s), as well as the distribution of promotional materials for the www.imageoflife.com web site. Blackhawk Mountain Productions, Inc. will offer to list the candidate retail outlet on the www.imageoflife.com web site, thereby providing an incentive for the retail outlet's participation. Initially, retail consignment sales will focus on the Southern California area.

Product Production and Delivery

Blackhawk Mountain Productions, Inc. must review, evaluate, and select an appropriate production facility; negotiating and finalizing agreements and contracts. Blackhawk Mountain Productions must further undertake to determine production process time requirements, production volume capabilities, and packaging and delivery capabilities. Definitive quality control participation and procedures must be agreed upon.

Staffing

Blackhawk Mountain Productions, Inc. intends to acquire one additional employee to handle promotional, marketing and sales responsibilities. Current employees will handle initial marketing and sales activities. Where prior sales and consignment sales warrant individual product(s) volume sales, wholesale sales, and an increase of the number of retail sales outlets; promotional, marketing and sales responsibilities may be expected to become a full-time undertaking.

Wholesale Sales

Blackhawk Mountain Productions, Inc. will undertake wholesale sales only where prior and consignment sales confirm sufficient product(s) popularity to promote such volume sales. Blackhawk Mountain Productions plans to focus wholesale sales on established retail outlet chains, using solicited satisfied customer responses and sales records to encourage business' participation. Blackhawk Mountain Productions anticipates individual specialty stores and retail outlets currently participating in consignment sales to also be interested in wholesale volume sales for the more popular Blackhawk Mountain Productions' product(s). The wholesale sales program is expected to be the primary source of revenue, yet will be carefully implemented and controlled to ensure coordination with production and delivery capabilities, and as to minimize any impact to established retail and consignment sales.

Product Inventory

Product inventory requirements will initially be established based upon consignment sales. With the advent of wholesale sales, inventory volume requirements will be reevaluated. Inventory control will work with marketing and sales to ensure inventory volume is accurately based on established as well pending sales agreements. Blackhawk Mountain Productions' management considers current inventory volumes, storage facilities, and distribution procedures to be adequate for sales within the next twelve-month period.

Web Site Development

The Blackhawk Mountain Productions web site is operational, but not yet fully functional. Management believes ordering, sales, and payment processes may be improved. Blackhawk Mountain Productions' management intends the primary use of the web site as informational and secondarily as a sales venue. Further development or enhancements to the web site are intended to be subcontracted, as required. Within the next twelve-month period, Blackhawk Mountain Productions will focus on storefront sales and distribution; with any improvements to the web site to be considered only where visitations or sales opportunities at the web site may warrant.

The following specifies the events which Blackhawk Mountain Productions, Inc. management believes must occur within the indicated timeframe, number of months after receipt of proceeds, to create revenues and achieve desired levels of profitability. The manner or method in which the event is to be achieved is as previously described, and is summarized herein including the amount of funding which Blackhawk Mountain Productions, Inc. management intends to allocate from acquired offering proceeds (see Use of Proceeds, Item 9(a) on page 19).

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Artist and Artwork Promotion	3 months	Marketing campaign: selected art shows trade shows and home shows. Artist web sites and web ring banner exchanges. Promotional distribution at retail outlets. An amount of $25,000 is allocated from proceeds for marketing costs, including travel expenses and advertisements. Definitive plans shall be completed within 3 months, marketing/promotion activities are funded and will be ongoing throughout the 12 month period.
Retail Consignment Sales	3 months	Consignment incentives to include listing retail outlet on web site. Promotional cards distributed at retail outlet. Costs expended from marketing funds of $25,000. Event is to be completed at 3 months, with merchant agreements in place and active.
Product Production & Delivery	6 months	Identify, evaluate, and select production facility and delivery services, Finalize any agreements and contracts. Establish process time and volume capabilities through test runs. An amount of $40,000 is allocated from proceeds for Production & Delivery expense for this six month period, and in reserve for the 12-months following receipt of proceeds. Event to be completed at 6 months, with some production established earlier in support of consignment sales.
Staffing	6 - 12 months	Includes, one marketing and sales employee. To be completed in 6 - 12 months upon the discretion of management. An amount of $75,000 is allocated for staffing expenses and salary for the 12 month period, with proportionate allocation as hiring occurs. A maximum of $36,000 of this allocation may be used to compensate officers.
Wholesale Sales	10 months	Identify and select retail outlet chains for wholesale sales of popular product(s). Any costs for producing promotional materials to be shipped with the product will be paid from marketing funds. Production and delivery funds are to be used for production and delivery costs.

Event or Milestone	Timeframe	Manner of Occurrence or Method of Achievement
Product Inventory	12 months	Reevaluate and determine inventory volume. Determine storage facility requirements. Any additional requirements/costs to be expensed from Production and Delivery funds.
Web Site Development	12 months	Possible contact, ordering, sales, and payment processes improved. May include graphics design, programming, or acquiring available products to meet needs. An amount of $10,000 is allocated from proceeds for web site improvements; intended to be performed by outsourcing, and outside product or services leases.

4 (b). *State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question #'s 11 and 12)*

Event or Milestone	Consequences
Artist and Artwork Promotion	Competition in the arts industry is significantly influenced by artist and artwork recognition. Definitive promotional and advertisement plans addressing the 12-month period must be in place and activated to ensure initial sales and volume sales are not negatively impacted. Consequences of delay in achieving completion of this event will not affect Blackhawk Mountain Productions, Inc.'s liquidity as operating costs at this period are nominal.
Retail Consignment Sales	Consignment sales is the only vehicle used by Blackhawk Mountain Productions that will bring the artist's works to hands-on viewing by the public. A delay in completion of placing a selection of the artist's works in retail outlets may impact the timing of implementation for all subsequent events to ensure Blackhawk Mountain Productions' liquidity is not impacted. Costs associated with this specific event are minimal and a delay in implementation at this period will have no impact on Blackhawk Mountain Productions' liquidity at this time.
Product Production & Delivery	Production and delivery capabilities must be subcontracted and functional to support product sales, albeit, limited sales anticipated at this time. A failure to complete this event as scheduled can impact customer satisfaction and future sales; as to extensive turnaround time for sales orders. Significant production and delivery funds may be expended at this period and delays in completion can be expected to impact liquidity.

Event or Milestone	Consequences
Staffing	Blackhawk Mountain Productions, Inc.'s management must consider progress achieved and needs before incurring the expenses of an additional marketing and sales employee. Completion of this event will increase operating costs due to additional salary expenses; a delay in completion of this event may expose further events but should not impact liquidity at this period.
Wholesale Sales	Operational costs specifically associated with wholesale sales are minimal; however, wholesale sales may be significant to Blackhawk Mountain Productions ability to become a profitable concern; and, if a delay in completion is caused by insufficient sales volume, management must reevaluate promotional, sales and production to determine causes and implement corrective plans. Additional operating costs incurred due to promotional, production, and staffing events will cause significant impact to Blackhawk Mountain Productions' liquidity at this time of the business' development.
Product Inventory	Inventory control, volume and storage should occur as a positive response to the implementation of wholesale sales and because of an increased volume of retail sales, in general. Delayed response to these events exposes Blackhawk Mountain Productions' capability to efficiently and timely respond to sales volumes. Impact to liquidity should be minimal, except that future sales could be affected if sales are negatively impacted due to increased turnaround times.
Web Site Development	Web site development is not expected to significantly impact sales or operations within the twelve-month period following the receipt of proceeds from this offering. Development/enhancements have been funded and will be addressed as need requires. Liquidity will not be impacted by a delay in the completion of this event.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year?*

Blackhawk Mountain Productions, Inc. is a development stage company without meaningful operating history; or net, after tax earning for the last fiscal year. Blackhawk Mountain Productions has incurred losses from operations since its inception (August 25, 2000) through June 30, 2001 totaling $28,952.00; primarily as the result of formation and organizational costs. For the fiscal year ending June 30, 2002 and the nine-month period ending March 31, 2003 Blackhawk Mountain Productions, Inc. has incurred minor losses of $ 984 from operations.

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Blackhawk Mountain Productions, Inc. was incorporated on August 25, 2000; and did not have profits for the fiscal year ending June 30, 2002.

7(a). *What is the net tangible book value of the Company? If deficit, shown in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for variation.*

Blackhawk Mountain Productions, Inc. current net tangible book value is ($5,905.00) or ($0.001) per share.

The offering price of the common shares bears no relation to book value, assets, earnings, or any other objective criteria of value. Blackhawk Mountain Productions, Inc. has arbitrarily determined the price. Investors could lose all or a part of their investment if the offering price has been arbitrarily set too high.

7(b). *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of the sale, the price at which they were sold, and if not sold for cash, a concise description of the consideration. (Exclude bank debt).*

No issuances of common stock were made during the last 12 months.

8(a). *What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. (Also assume exercise of any options, warrants or rights and conversions of any convertible securities in this offering.)*

Assuming maximum offering is sold: 51.5%

8(b). *What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)*

Assuming maximum offering is sold: $ 485,000

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9 (a). The following table sets forth the use of proceeds from this offering

	Maximum* Offering Amount	Percent	50%* Offering Amount	Percent	14%* Offering Amount	Percent
Total Proceeds	$250,000	100	$125,000	100	$35,000	100
Less: Offering Expenses						
Transfer Agent Fee	$1,000	0.4	$1,000	0.8	$1,000	2.9
Printing Cost	$1,500	0.6	$1,500	1.2	$1,500	4.3
Legal Fees	$25,000	10.0	$25,000	20.0	$25,000	71.4
Accounting Fees	$5,000	2.0	$5,000	4.0	$5,000	14.3
State Registration Fees	$2,500	1.0	$2,500	2.0	$2,500	7.1
Net Proceeds from Offering	$215,000	86.0	$90,000	72.0	$0	0.0
Use of Net Proceeds						
Marketing	$25,000	11.6	$25,000	27.8	$0	
Production & Delivery	$40,000	18.6	$40,000	44.4	$0	
Staffing/Salaries	$75,000	34.9	$0	0.0	$0	
Web Site Development	$10,000	4.7	$10,000	11.1	$0	
Reserve	$65,000	30.2	$15,000	16.7	$0	
Total Use of Net Proceeds	$215,000	86.0	$90,000	72.0	$0	

*

Offering Amount	Definition
Maximum	All common stock offered; 5,000,000 shares are sold through the offering.
50% Offering	50% of common stock offered; 2,500,000 shares are sold through the offering.
14% Offering	14% of common stock offered; 700,000 shares are sold through the offering; the sale of 700,000 shares provides proceeds to cover offering expenses only.

Management anticipates expending these funds for the purposes indicated above. To the extent that expenditures are less than projected, the resulting balance will be retained and used for general working capital purposes or allocated according to the discretion of the Board of Directors. Conversely, to the extent that such expenditures require the utilization of funds in excess of the amount anticipated, supplemental amounts may be drawn from the other sources, including, but not limited to, general working capital and/or external financing. The net proceeds of this offering that are not expended immediately may be deposited in an interest or non-interest bearing account, of invested in government obligations, certificates of deposit, commercial paper, money market funds, or similar investments.

A maximum of $36,000 of the intended use of net proceeds may be used to compensate officers and no amount will be available unless more than 50% of the offering is sold.

Potential investors are advised there can be no assurance that any proceeds will be realized from this offering.

9 (b). *If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of this offering, describe the order of priority in which the proceeds set forth above in the column Maximum Offering Amount will be used.*

    Transfer Agent
    Printing Costs
    Legal Fees
    Accounting Fees
    State Registration Fees

    Marketing
    Production and Delivery
    Staffing
    Web Site Development
    Reserves

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10 (a). *If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amount and sources of such other funds, and whether the funds are firm or contingent. If contingent, explain.*

Material amounts of funds from sources, neither firm nor contingent, other than this offering are not anticipated or intended to be used in conjunction with the proceeds from this offering.

10 (b). *If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.*

Blackhawk Mountain Productions, Inc. intends the use of no material part of the proceeds to discharge indebtedness.

10 (c). *If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.*

No material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business. Blackhawk Mountain Productions, Inc. does not intend the acquisition of assets from officers, directors, employees, or principal stockholders of Blackhawk Mountain Productions, Inc. or their associates.

10 (d). *If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advance, or otherwise, explain.*

No amount of the proceeds is intended to be used for the reimbursement of previously rendered services, transferred assets, monies loaned or advanced, or otherwise.

11. *Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any not, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.*

Blackhawk Mountain Productions, Inc. does not have nor anticipates having within the next 12 months any cash flow or liquidity problems, and is not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring Blackhawk Mountain Productions, Inc. to make payments. Blackhawk Mountain Productions, Inc. is not subject to any unsatisfied judgements, liens or settlement obligations.

Blackhawk Mountain Productions, Inc. does have notes due on demand that if called due prior to further development of the business would not be payable from available cash.

Blackhawk Mountain Productions, Inc.'s basis for not anticipating cash flow problems in the next 12 months includes; a current extremely low overhead, no debt and cash sufficient to satisfy current obligations.

Potential investors should cautiously evaluate company expectations providing the preceding basis. The company is dependent on the offering proceeds to implement its business plans, should the offering fail to raise sufficient proceeds, the company's growth could be severely retarded. This should be carefully considered with realization that no officers of the company have entered into any agreement, informal or formal, to invest additional cash, if needed. If an event or milestone of our business plan is not achieved as scheduled, the company would expect profitability to be delayed. The company does not anticipate any delays or cash flow problems which would expose the company's continued operations or existence.

Blackhawk Mountain Productions' management considers sufficient proceeds from the offering to be at or greater than the sale of 1,500,000 shares of common stock (30% of total offering). Proceeds received at this level permit the recovery of offering costs and provide the amount needed to undertake production and delivery. Expanded marketing and additional staffing would have to be deferred until such time as Blackhawk Mountain Productions product sales become profitable. (Please refer to Use of Proceeds, page 19). At less than the receipt of proceeds from the sale of 1,500,000 shares of common stock, Blackhawk Mountain Productions' management believes the impact to production and delivery may preclude any capability to become profitable, and significantly retard the ability for the company to grow.

Blackhawk Mountain Productions requires the sale of 700,000 shares of common stock through the offering to recover offering expenses only. The primary portion of offering costs affected if such required sales are not achieved relates to legal fees. In the event that such required sales are not achieved, Blackhawk Mountain Productions may cover such costs with the investment of additional cash from officers, debt financing, or traditional banking venues. No officers of the company have entered into any agreement, informal or formal, to invest additional cash, if needed.

12. *Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.*

Blackhawk Mountain Productions, Inc. currently has extremely low overhead and fully anticipates the proceeds from this offering will satisfy cash requirements for the next 12 months. Even in the extreme event that no proceeds were received from this offering, Blackhawk Mountain Productions, Inc. has sufficient funds and revenue to satisfy expenses for the next 12 months at its current level of activity. Sufficient profits from sales, loans, or other investment would be needed to satisfy the cash requirements of implementing current business plans.

An additional offering of securities could be made or, if sufficient credit history has developed, a loan may be possible through a traditional banking entity. The officers of Blackhawk Mountain Productions, Inc. may invest additional cash into Blackhawk Mountain Productions, Inc. as needed; however, no officer of Blackhawk Mountain Productions, Inc. has entered into any agreement, formal or informal, to invest additional cash.

CAPITALIZATION

13.   *Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of proceeds therefrom:*

	Amount Outstanding As of: March 31, 2003
Debt:	
Short-term debt	$ 12,207
Long-term debt	$ 0
Total debt	$ 12,207
Stockholders equity (deficit):	
Preferred stock	$ 0
Common stock, no par value	$ 4,700
Additional paid-in capital	$ 34,300
Deficit accumulated in development stage	$ 0
Retained earnings (deficit)	$ (30,879)
Total stockholders equity	$ 8,121
Total Capitalization	$ 20,328

Number of preferred shares authorized to be outstanding: 0

Number of common shares authorized: 50,000,000
Par or stated value per share, if any: $.001 par

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. *The securities being offered hereby are:*

[X]   Common Stock   [   ]   Preferred or Preference Stock   [   ]   Notes or Debentures

[   ]   Units of two or more type of securities composed of: _____

[   ]   Other: _____

Direct Public Offering

Blackhawk Mountain Productions, Inc. is offering 5,000,000 shares of common stock at a price of $0.05 per share. This is a direct public offering conducted by Blackhawk Mountain Productions. There is no minimum subscription amount required for individual investors in this offering. There is no minimum number of securities that must be sold in the offering and no escrow account will be established to retain offering proceeds, all proceeds from this offering will be deposited directly in Blackhawk Mountain Productions, Inc.'s corporate account. The securities offered are not listed on any national securities exchange, the NASDAQ Stock Market, or the OTC Bulletin Board Exchange.

This offering will expire 12 months from the date of this prospectus. Blackhawk Mountain Productions, Inc. may extend this offering for an additional 90 days, solely at the discretion of Blackhawk Mountain Productions, Inc.

Issued and Outstanding Shares

Blackhawk Mountain Productions, Inc. issued 700,000 shares of common stock purchased at $0.05 per share that are currently issued and outstanding. These common shares were acquired by security holders in private transactions exempt from the registration requirements of the Securities Act of 1933. These outstanding shares are subject to Rule 144 of the Securities Act of 1933.

All other presently outstanding shares were issued to founders and officers of Blackhawk Mountain Productions subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. These outstanding shares are subject to Rule 144 of the Securities Act of 1933.

The total number of currently issued and outstanding securities of Blackhawk Mountains Productions, Inc. is 4,700,000 shares of common stock.

The total number of record holders of all presently outstanding shares of Blackhawk Mountain Productions is 4.

Penny Stocks

The Securities and Exchange Commission has adopted a rule that includes the definition of a "penny stock" as any equity security that has a market price of less than $5.00 per share. The company's common stock may be designated a "penny stock" as defined by Rule 3a51-1 of the Securities Exchange Act. For any transaction involving a penny stock, the rules require that; the broker or dealer approve a person's account for transactions in penny stocks; and, the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must obtain financial information, investment experience, and objectives of the person, make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. In addition to the additional disclosure requirements, material risks associated with penny stocks include price fluctuations and the lack of a liquid market for such securities. Investors may find it difficult to find a suitable buyer for their stock and may experience extreme price fluctuations resulting from a small volume of sales.

15.   *These securities have:*

<u>Yes</u>   <u>No</u>
       X   Cumulative voting rights
       X   Other special voting rights
       X   Preemptive rights to purchase in new issues of shares
       X   Preference as to dividends or interest
       X   Preference upon liquidation
       X   Other special rights or preferences (specify): _____

16.   *Are the securities convertible?* [   ] Yes   [X] No
If so, state conversion price or formula: *Date when conversion becomes effective*: _____
_____. *Date when conversion expires*: _____

17(a). *If securities are notes or other type of debt securities:*
1. What is the interest rate? If interest rate is variable or multiple rates, describe: _____
2. What is the maturity date? If serial maturity dates, describe: _____
3. Is there a mandatory sinking fund? Describe: _____
4. Is there a trust indenture? Name, address and telephone number of Trustee: _____
5. Are the securities callable or subject to redemption? Describe, including redemption prices: ____
6. Are the securities collateralized by real or personal property? Describe: _____
7. If these securities are subordinated in right of payment of interest or principal,
   explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $_____
How much indebtedness shares in right of payment on an equivalent basis? $_____
How much indebtedness is junior (subordinated) to the securities? $_____

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Blackhawk Mountain Productions, Inc. as securities are <u>not</u> notes or other types of debt securities.

17(b). *If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earning" means pre-tax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.*

Question 17(a) is shown in content and format for continuity; and, is not applicable regarding Blackhawk Mountain Productions, Inc. as securities are <u>not</u> notes or other types of debt securities.

18.   *If securities are Preference or Preferred stock*:
Are unpaid dividends cumulative?   [   ] Yes   [   ] No
Are securities callable?   [   ] Yes   [   ] No
Explain: _____

Note: Attach to this registration statement copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of Preferred or Preference Stock, notes or other securities being offered.

Question 18 is shown in content for continuity; and, is not applicable regarding Blackhawk Mountain Productions, Inc. as securities are <u>not</u> Preference or Preferred Stock.

19. *If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:*

Blackhawk Mountain Productions, Inc. is offering 5,000,000 shares of Common Stock.
Blackhawk Mountain Productions, Inc. has entered into no loan or financing arrangements or otherwise that would place restrictions on dividends or the ability to declare dividends.

20. *Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis:* ($10,594)

PLAN OF DISTRIBUTION

21. *The selling agents (i.e., the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:*

<u>Selling Agent</u>

Blackhawk Mountain Productions, Inc. will sell its common stock to the public on a direct participation basis. No commissions or other fees will be paid, directly or indirectly, by Blackhawk Mountain Productions, Inc. or any of its principals, to any person or firm in connection with solicitation of sales of the common stock. Notwithstanding, costs to be paid in connection with the offering as specified in Use of Proceeds, page 19.

Blackhawk Mountain Productions, Inc. will offer its securities through Richard Heinzel, President of Blackhawk Mountain Productions, Inc., and rely on the Safe Harbor from Broker-Dealer Registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Although Mr. Heinzel is an associated person of Blackhawk Mountain Productions, Inc. as that term is defined in Rule 3a4-l under the Exchange Act, he is deemed not to be a broker for the following reasons:

> The president is not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

> The president will not be compensated for his participation in the sale of Blackhawk Mountain Productions, Inc.'s securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

> The president is not an associated person of a broker or dealer at the time of participation in the sale of Blackhawk Mountain Productions, Inc.'s securities.

The president will restrict his participation to the following activities:

> Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by the president of a potential purchaser;

> Responding to inquiries of potential purchasers in communication initiated by the potential purchasers, provided, however, that the content of responses are limited to information contained in a registration statement filed under the Securities Act or other offering document;

> Performing ministerial and clerical work involved in effecting any transaction.

As of the date of this prospectus, Blackhawk Mountain Productions, Inc. for the sale of securities being offered has retained no broker. In the event we retain a broker who may be deemed an underwriter, an amendment to the registration statement will be filed.

22. *Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to cash commissions set forth as a percent of the offering price on the cover page of this registration statement. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the security laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)*

No commissions or fees, including any form of compensation to selling agents or finders, will be paid directly or indirectly by Blackhawk Mountain Productions, Inc., or any of its principals.

Blackhawk Mountain Productions, Inc. may decide to use a broker-dealer registered with the NASD and will amend its registration statement by post-effective amendment to identify the selected broker-dealer and disclose the compensation to be paid for those services.

23. *Describe any material relationships between any of the selling agents or finders and the Company or its management.*

Blackhawk Mountain Productions, Inc., or any of its principals, will not use selling agents or finders for the selling of securities

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

24. *If this offering is not being made through selling agents, the name(s) of persons at the Company through which this offering is being made.*

Name: Richard Heinzel, President
Address: 1835A S. Centre City Pkwy, Suite 415
Escondido, California 92025
Telephone: (760) 535-5691

25. *If this offering is limited to a special group, such as employees, or is limited to a certain number of individuals (as required to qualify under Subchapter S or the Internal Revenue Code) or is subject to any other limitations, describe the limitation and any restrictions on resale that apply.*
Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes   [X] No

Blackhawk Mountain Productions, Inc. will limit sales of this offering to California residents to "accredited" investors only, as defined by rule 501 of regulation D under the Securities Act of 1933. California will not provide its 18 month secondary trading exemption with this limited qualification.

Blackhawk Mountain Productions, Inc. is not limiting this offering to any other special group or number of individuals, nor is the offering subject to any other limitations.

26 (a). *Name, address, and telephone number of independent bank or saving and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:*

(b). *Date at which funds will be returned by escrow agent if minimum proceeds are not raised: _____*
Will interest on proceeds during escrow period be paid to investors? [ ] Yes   [ ] No

There are no minimum proceeds set for this offering. All funds received in this offering will be deposited directly into the corporate general account.

27. *Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:*

700,000 shares of the common stock of Blackhawk Mountain Production, which is issued and outstanding, and was acquired by security holders in private transactions exempt from the registration requirements of the Securities Act of 1933, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. These shares currently subject to Rule 144 of the Securities Act of 1933.

The remaining 4,000,000 presently outstanding shares were issued an officer of Blackhawk Mountain Productions, Inc. in September of 2000 subject to exemptions to registration, and were not previously registered with the Securities and Exchange Commission in connection with any other offering. These shares currently subject to Rule 144 of the Securities Act of 1933.

In general, under Rule 144 as currently in effect, beginning ninety days after the date of this Prospectus, if a period of at least one year has elapsed since the later of the date the "restricted securities" were acquired from the Company or the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Common Stock (approximately 61,418 shares immediately after the Offering) or the average weekly reported volume of trading of the Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Under Rule 144, the holder may only sell such shares through "broker transactions" or in transactions directly with a "market maker" (as such terms are defined in Rule 144). Sales under Rule 144 are also subject to certain requirements regarding providing notice of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements without regard to the one-year holding period. Under Rule 144(k), if a period of at least two years gas elapsed between the later of the date restricted securities were acquired from the Company or the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares in the public market without regard to the volume limitations and other restrictions described above. Beginning 90 days after the date of this Prospectus, approximately 3,941,818 shares of Common Stock will be eligible for sale in the public market pursuant to Rule 144, subject to the volume limitations and other restrictions described above.

There are no other outstanding shares.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

28. *If the company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:*

Blackhawk Mountain Productions, Inc. has not within the last five years paid dividends, made distributions upon its stock or redeemed any securities.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.   **Chief Executive Officer**   Title: President
       Name: **Richard Heinzel**   Age: 39
       Office Street Address: 1835A Centre City Pkwy, Suite 415
                            Escondido, CA 92025
       Telephone: (760) 535-5691

Richard Heinzel is an artist with a lifelong interest in sculpture and wildlife. Mr. Heinzel has years of experience as a professional sculptor who has successfully created and marketed his works to the public through galleries, wholesale and retail avenues, and sales to individuals. Mr. Heinzel has produced works of sculpture in many mediums; bronze, ceramic, wood, metal and stone; and, has supervised the reproductions of his works from production of the original to the completed patinas and finish. Mr. Heinzel's marketing and business skills have evolved from street corner and craft fair or event direct sales to wholesale shipment of works to galleries and retail vendors.

Employment History

Employer	Title	Dates of Position
Blackhawk Mountain Productions	President Worked in the formation of Blackhawk Mountain Productions. Developed organizational objectives, defining product, production, and inventory needs, maintaining and expanding relations with mold-makers and industry related participants (e.g., vendors, galleries, and other artists). Marketed company products to both wholesale and retail vendors and conducted direct sales to the public.	May 2000 - Present
Self-Employed	Handyman/Repairman General part-time handyman work; house painting, exterior and interior home minor construction/repair, mechanical repair and bicycle repair.	1995 - Present

Education

Mr. Heinzel holds no college degrees or diplomas.

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 50%

30. **Chief Operating Officer**

Richard Heinzel, President of Blackhawk Mountain Productions, will also assume the responsibilities of the position of Chief Operating Officer; managing the daily operations of Blackhawk Mountain Productions.

31. **Chief Financial Officer** Title: Secretary/Treasurer
Name: **Matthew Heinzel** Age: 20
Office Street Address: 1835A Centre City Pkwy, Suite 415
Escondido, CA 92025
Telephone: (760) 535-5691

Matthew Heinzel, the son of the artist Richard Heinzel, is a high school graduate. Matthew Heinzel was instrumental in the development of the website, "Imagesoflife.com", which was created to expose the artwork of Richard Heinzel to a greater audience. Matthew Heinzel has been involved in the initial marketing efforts for Blackhawk Mountain Productions, Inc., representing the company to wholesale and individual markets. Matthew Heinzel is familiar with the business of sculpture, reproduction techniques and procedures, and the artist's works and contacts.

Matthew Heinzel will continue to assist Blackhawk Mountain Productions on an as needed basis.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
Blackhawk Mountain Productions	Secretary/Treasurer Worked in the formation of Blackhawk Mountain Productions. Marketed company products to both wholesale and retail vendors and conducted direct sales to the public.	May 2000 - Present
Pure Fitness Glendale, Arizona	Sales Associate/Trainer Sales associate and personal fitness trainer.	Jan 2001 - Present
Dillard's Scottsdale, Arizona	Sales Representative Selling of men's apparel.	Aug 2001 - Dec 2001
Abercrombie & Fitch Scottsdale, Arizona	Sales Representative Men's apparel sales.	Jan 2001 - Aug 2001
Children's Technology Group San Diego, California	Administrative Assistant Part-time employment as administrative assistant for Children's Technology Group, an Internet safety company, performing market and Internet research.	May 2000 - Jan 2001

Education

Matthew Heinzel enrolled January 2001, and is currently enrolled, at Glendale Community College, Glendale, Arizona in pursuit of a business or marketing degree.

Also a director of the Company [X] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 10%

32. **Other Key Personnel**   Title: Vice President
       Name: **Craig R. Cook**   Age: 40
       Office Street Address: 1835A Centre City Pkwy, Suite 415
                                Escondido, CA 92025
       Telephone: (760) 535-5691

Mr. Craig R. Cook has management and business skills acquired in the engineering and computer industries. Craig Cook is effective working individually, as a team member, in the motivation of others, and in customer consultations and vendor services.

Name of employers, titles and dates of positions held during the past five years, with an indication of job responsibility.

Employer	Title	Dates of Position
Sun Remanufacturing Corporation	Quality Assurance Manager Management, motivation, and evaluation of employee performance. Assuring product quality standards.	1997 - Present
Aztec Industries	Quality Assurance Manager Assure product and process quality. Customer and vendor interactions.	1993 - 1997

Education:

Degree	School	Date
A.S. Wildlife Biology	Pikes Peak Community College	1982

Also a director of the Company   [X] Yes   [ ] No
Indicate amount of time to be spent on Company matters if less than full time: 10%

DIRECTORS OF THE COMPANY

33.   Number of Directors: 3

Name	Age	Business Address
Richard Heinzel	39	1835A Centre City Parkway, Escondido, CA 92025
Matthew Heinzel	20	1835A Centre City Parkway, Escondido, CA 92025
Craig R. Cook	40	1835A Centre City Parkway, Escondido, CA 92025

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the bylaws of Blackhawk Mountain Productions, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

34.   *Information concerning outside or other Directors (i.e., those not described above):*

Blackhawk Mountain Productions, Inc. has no other Directors other than those previously described.

35(a). *Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?*

None of the officers or directors of Blackhawk Mountain Productions, Inc. have ever worked for or managed a company in the same business as Blackhawk Mountain Productions, Inc.

35(b). *If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion of trade secrets, know-how or other proprietary information.*

No non-compete or non-disclosure agreements exist between the management of Blackhawk Mountain Productions, Inc. and any prior or current employer.

35(c). *If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.*

None of the officers or directors of Blackhawk Mountain Productions, Inc. have ever managed any other company in the start-up or development stage.

35(d). *If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.*

All key personnel are employees of Blackhawk Mountain Productions, Inc.

35(e). *If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.*

Blackhawk Mountain Productions, Inc. does not have key life insurance policies on any of its officers, directors, or key personnel.

36. *If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any such persons was a general partner at or within the last five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.*

The directors of Blackhawk Mountain Productions, Inc., is aware of no petitions or receivership actions having been filed or court appointed as to the business activities, officers, directors, or key personnel of Blackhawk Mountain Productions, Inc.

Note: After reviewing the information concerning the background of the company's officers, directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. *Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.*

Blackhawk Mountain Productions, Inc. is incorporated under the laws of the State of California. Blackhawk Mountain Productions, Inc. has authorized 50,000,000 shares, 4,700,000 of which are issued and outstanding. Founders, officers and directors hold 4,000,000 shares, and 700,000 shares were issued through private placements.

Name	Class of Shares	Average Price Per Share	Number of Shares Now Held	% of Total Outstanding	Number of Shares After Offering If All Securities Sold	Percent Of Total
Richard Heinzel	Common	$ 0.001	4,000,000	85.0	4,000,000	41.0

Note: All shares currently issued bear a restrictive legend subject to Rule 144 of the Securities Exchange Act.

38. *Number of shares beneficially owned by Officers and Directors as a group:*

Before offering: 4,000,000 shares (85% total outstanding)

After offering: a) Assuming minimum securities sold: 4,000,000 shares (85% of total outstanding)
(There is no minimum proceeds set for this offering, assumption is zero sold.)
b) Assuming maximum securities sold: 4,000,000 shares (41% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS, REMUNERATION

39(a). *If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.*

Richard Heinzel and Matthew Heinzel are father and son.

39(b). *If the Company has made loans to or is doing business with any of its Officers, Directors, or key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.*

In June 2001, Blackhawk Mountain Productions, Inc. borrowed $750 from a third party. In addition, the same party advanced $5,000 to Blackhawk Mountain Productions. Both loans are unsecured and are assessed interest at an annual rate of 12% with principal and accrued interest due on demand. The balance owed on these loans at June 30, 2002, were $5,917. Further, in October 2001, the party purchased four bronze sculptures for $10,000.

Blackhawk Mountain Productions, Inc. has not, nor proposes to do so in the future, made loans to any of its officers, directors, key personnel, 10% stockholders, relatives thereof, or controllable entities.

39(c). *If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligation, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.*

None of Blackhawk Mountain Productions, Inc. officers, directors, key personnel, or 10% stockholders has guaranteed or co-signed any bank debt, obligation, or any other indebtedness pertaining to Blackhawk Mountain Productions, Inc.

40. **(a)**. *List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:*

Remuneration to officers, directors and key personnel for the last fiscal year:

	Cash	Other
Richard Heinzel, Chief Executive Officer	$ 0	$ 0
Matthew Heinzel, Chief Financial Officer	$ 0	$ 0
Craig R. Cook, Vice President	$ 0	$ 0
Total	$ 0	$ 0
Directors as a group (3 persons)	$ 0	$ 0

Blackhawk Mountain Productions, Inc. currently has no other officers or employees then those officers listed. The current officers of Blackhawk Mountain Productions, Inc. are also directors of the company.

Blackhawk Mountain Productions, Inc. has provided no remuneration to officers, directors, key personnel, or 10% stockholders during the last fiscal year or currently.

(b). If remuneration is expected to change or has been unpaid in prior years, explain.

Contingent upon successful completion of this offering, Blackhawk Mountain Productions, Inc. intends to compensate Rick Heinzel in his capacity as President at a rate of $2,000.00 per month.

Contingent upon successful completion of this offering, Blackhawk Mountain Productions, Inc. intends to compensate Matthew Heinzel in his capacity as Secretary/Treasurer at a rate of $1,000.00 per month.

A maximum of $36,000 of the intended use of net proceeds may be used to compensate officers. More than 50% of the offering must be realized before funds are available to compensate officers

No other changes in compensation are expected.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors, or employees of Blackhawk Mountain Productions, Inc. in the event of retirement at normal retirement date pursuant to any existing plan provided by Blackhawk Mountain Productions, Inc.

(c). If any employment agreements exist or are contemplated, describe:

No employment agreements currently exist or are contemplated.

41(a). *Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights*: 0 shares. (0 *% of total shares to be outstanding after completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State expiration dates, exercise prices, and other basic terms for these securities:* None.

41(b). *Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:* 0 shares.

41(c). *Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.*

Common stock may be issued from time to time without action by the stockholders. The common stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences, rights and qualifications, limitations and restrictions thereof as shall be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and bylaws of Blackhawk Mountain Productions, Inc. Holders of the common stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation, nor to any right of subscription thereto, other to the extent, if any, the Board of Directors may determine from time to time. Stockholders shall have no approval, preferences, or rights as to the issuance of other securities, such as stock options or warrants; except to the extent such approval, preferences, or rights may be stated by the Board of Directors in resolution or resolutions adopted by them and authorized by the Articles of Incorporation and bylaws of Blackhawk Mountain Productions, Inc.

42. *If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon termination.*

Blackhawk Mountain Productions, Inc. was organized for the purpose of promoting and marketing the works of Richard Heinzel, a sculptor and artist, and founder of the corporation. Therefore, Blackhawk Mountain Productions is significantly dependent upon Richard Heinzel remaining with the company.

Blackhawk Mountain Productions, Inc. owns the existing inventories of artwork reproductions and the associated molds. All future reproductions of these sculptures are the property of Blackhawk Mountain Productions, Inc. All artwork originals remain the property of the sculptor. Future designs by the artist would currently be the property of the artist. Blackhawk Mountain Productions, Inc. currently holds a first right of refusal to purchase reproduction rights of future original products produced while employed and extending three years beyond the termination of employment.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the company's development.

LITIGATION

43. *Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors, or other key personnel. State the name of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extend feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.*

The officers and directors of Blackhawk Mountain Productions, Inc. are aware of no past, pending or threatened litigation or administrative action which would have any material effect upon Blackhawk Mountain Productions, Inc.'s business, financial condition, or operations, including any such litigation or action involving Blackhawk Mountain Productions, Inc.'s officers, directors, or other key personnel.

FEDERAL TAX ASPECTS

44. *If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.*

Blackhawk Mountain Productions, Inc. is not an S corporation under the Internal Revenue Code of 1986; Question 44 is not applicable.

MISCELLANEOUS FACTORS

45. *Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this registration statement not misleading or incomplete.*

Blackhawk Mountain Productions, Inc. is not aware of any additional or miscellaneous factors, either adverse or favorable, which are necessary to clarify, make complete or not misleading, any information that has been provided.

FINANCIAL STATEMENTS

46.   Financial statements

Index to Financial Statements

Blackhawk Mountain Productions, Inc.

INDEPENDENT AUDITORS' REPORT

Board of Directors
Blackhawk Mountain Productions.
Escondido, California

I have audited the accompanying balance sheet of Blackhawk Mountain Productions as of June 30, 2002, and the related statements of operations, stockholders' equity, and cash flows from the Company's inception (August 21, 2000) through June 30, 2001, and for the year ended June 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blackhawk Mountain Productions as of June 30, 2002, and the results of its operations and its cash flows for the period from the Company's inception (August 21, 2000) through June 30, 2001 and for the year ended June 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Jonathon P. Reuben CPA

Jonathon P. Reuben, C.P.A.
Torrance. California
November 26, 2002

BLACKHAWK MOUNTAIN PRODUCTIONS
BALANCE SHEETS

	June 30, 2002	March 31, 2003 (Unaudited)
Assets		
Current Assets		
Cash and Cash Equivalents	$ 889	$ 380
Inventories	300	300
Prepaid offering costs	-	933
Total Current Assets	1,189	1,613
Property and Equipment		
Molds	1,500	1,500
Less Accumulated Depreciation	(375)	(600)
	1,125	900
Other Assets		
Deferred offering costs	14,998	17,815
Total Assets	$ 17,312	$ 20,328
Liabilities and Stockholders' Equity (Deficit)		
Current Liabilities		
Salaries payable	$ 759	$ 759
Franchise tax payable	-	800
Notes payable	5,917	10,648
Total Current Liabilities	6,676	12,207
Stockholders' Equity (Deficit)		
Common Stock, par value $.001 per share; authorized 50,000,000 shares; issued and outstanding 4,700,000 shares as of June 30, 2002 and September 30, 2002	4,700	4,700
Additional Paid-in Capital	34,300	34,300
Retained Deficit	(28,364)	(30,879)
Total Stockholders' Equity	10,636	8,121
Total Liabilities and Stockholders' Equity	$ 17,312	$ 20,328

Page F-3

BLACKHAWK MOUNTAIN PRODUCTIONS
STATEMENTS OF OPERATION

	From Inception (August 25, 2000) Through June 30, 2001	For the Year Ended June 30, 2002	For the Nine-Months Ended March 31 30,	
			2002 (Unaudited)	2003 (Unaudited)
Net sales	$ 3,108	$ 10,000	$ 10,000	$ -
Cost of sales	(1,677)	(5,442)	(5,442)	-
Gross profit	1,431	4,558	4,558	-
Operating Expenses	(18,951)	(2,203)	(2,017)	(984)
Research and Development	(11,432)	-	-	-
Loss from operations	(28,952)	2,355	2,541	(984)
Other income (expenses)				
Interest expense	(6)	(161)	(68)	(731)
Net loss before income taxes	(28,958)	2,194	2,473	(1,715)
Income taxes	(800)	(800)	(800)	(800)
Net income (loss)	(29,758)	1,394	1,673	(2,515)
Basic income (loss) per share	$ (0.01)	$ n/a	$ n/a	$ n/a
Weighted average number of shares outstanding	4,521,583	4,700,000	4,700,000	4,700,000

BLACKHAWK MOUNTAIN PRODUCTIONS
STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
FROM THE COMPANY'S INCEPTION (AUGUST 25, 2000) THROUGH SEPTEMBER 30, 2002

	Common Stock		Paid-in	Retained
	Shares	Amount	Capital	Deficit
Shares issued for cash	4,700,000	$ 4,700	$ 34,300	$ -
Net loss from the Company's inception (August 25, 2000) through June 30, 2001	-	-	-	(29,758)
Balance - June 30, 2001	4,700,000	$ 4,700	$ 34,300	$ (29,758)
Net income for the year ended June 30, 2002	-	-	-	1,394
Balance - June 30, 2002	4,700,000	$ 4,700	$ 34,300	$ (28,364)
Net loss for the nine-months ended March 31, 2003 (Unaudited)	-	-	-	(2,515)
Balance - March 31, 2003	4,700,000	$ 4,700	$ 34,300	$ (30,879)

BLACKHAWK MOUNTAIN PRODUCTIONS
STATEMENTS OF CASH FLOWS

	From Inception (August 25, 2000) Through June 30, 2001	For the Year Ended June 30, 2002	For the Nine-Months Ended March 31,	
			2002 (Unaudited)	2003 (Unaudited)
Cash Flows from Operating Activities				
Net income (loss)	$ (29,758)	$ 1,394	$ 1,673	$ (2,515)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation	150	225	150	225
Interest expense	6	161	68	731
(Increase) Decrease in Assets				
(Increase) decrease in inventories	(5,742)	5,442	5,442	-
Increase (Decrease) in Liabilities				
Increase (decrease) in accounts payable				
Increase (decrease) in payroll taxes payable	1,097	(1,097)	(1,097)	-
Increase (decrease) in salaries payable	759			
Increase (decrease) in income taxes payable	800	800	800	800
Net cash provided by (used) in operating activities	(32,688)	5,325	5,436	(759)
Cash Flows from Investing Activities				
Equipment acquisition	(1,500)	-	-	-
Net cash provided (used) in investing activities	(1,500)	-	-	-
Cash Flows from Financing Activities				
Gross proceeds from private offerings	39,000	-	-	-
Proceeds from loan	750	5,000	-	4,000
Costs incurred in proposed public offering	(5,000)	(9,998)	(4,998)	(3,750)
Net cash provided by financing activities	34,750	(4,998)	(4,998)	250
Net Increase (Decrease) in Cash and Cash Equivalents	562	327	438	(509)
Beginning Balance - Cash and Cash Equivalents	-	562	562	889
Ending Balance - Cash and Cash Equivalents	$ 562	$ 889	$ 1,000	$ 380

Supplemental Information:

Cash Paid For:

Interest Expense	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ 2400	$ -	$ -

Page F-6

BLACKHAWK MOUNTAIN PRODUCTIONS, INC.
(A Development Stage Company)

Notes to Financial Statements

Note 1 - Organization

Blackhawk Mountain Productions (the "Company") was incorporated in California on August 25, 2000, for the purpose of producing and marketing the artistic works of Richard Heinzel, the Company's president and founder.

Note 2 - Summary of Significant Accounting Policies

a. Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles accepted in the United States and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business

b. Inventories

Inventories are stated at the lower of cost determined on the Fifo method or market.

c. Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the straight-line method for financial reporting purposes and for income tax reporting purposes.

d. Net Loss Per Share

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" ("EPS") that established standards for the computation, presentation and disclosure of earnings per share, replacing the presentation of Primary EPS with a presentation of Basic EPS.

e. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

f. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

g. Income Taxes

The Company accounts for its income taxes under the provisions of Statement of Financial Accounting Standards 109 ("SFAS 109"). The method of accounting for income taxes under SFAS 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

h. Fair Value of Financial Instruments

Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to estimate the fair value of all financial instruments included on its balance sheets as of June 30, 2002. The Company considers the carrying value of such amounts in the financial statements to approximate their face value.

i. Deferred Offering Costs

Costs incurred in the Company's public offering (See Note 3) have been capitalized. These costs are deferred and will either be charged against the offering proceeds, or charged to operations if the offering is unsuccessful.

j. Revenue Recognition

The Company recognizes income at the time that the customer takes possession and title to the respective item sold.

k. New Accounting Pronouncements

In June 2001, SFAS No. 141, "Business Combinations," was issued. This statement eliminates pooling of interests accounting and requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. The Company has adopted this standard and its adoption of this standard has no significant effect on the Company's financial statements.

In June 2001, SFAS No. 142, "Goodwill and Other Intangible Assets," was issued establishing accounting and reporting standards that address how goodwill and intangible assets should be accounted for within the financial statements. The statement requires companies to not amortize goodwill and intangible assets with infinite lives, but to test such assets for impairment on a regular basis. An intangible asset that has a finite life should be amortized over its useful life and evaluated for impairment on a regular basis. This statement is effective for fiscal years beginning after December 15, 2001. The Company has adopted the standard and its adoption has no significant effect on the Company's financial statements.

In August 2001, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued establishing new rules and clarifying implementation issues with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, "by allowing a probability-weighted cash flow estimation approach to measure the impairment loss of a long-lived asset. The statement also established new standards for accounting for discontinued operations. Transactions that qualify for reporting in discontinued operations include the disposal of a component of an entity's operations that comprises operations and cash flow that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The statement is effective for fiscal years beginning after December 15, 2001. The Company adopted this standard and its adoption has no significant effect on the Company's financial statements.

Page F-8

Blackhawk Mountain Productions
Notes to Financial Statements

k. New Accounting Pronouncements (continuation)

In April 2002, SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections", was issued. This Statement rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". This Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The adoption of SFAS No. 145 had no effect on the financial position and results of operations of the Company.

In June 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", was issued which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (including Certain Costs Incurred in a Restructuring"). The adoption of SFAS No. 146 had no effect on the financial position and results of operations of the Company.

l. Interim Financial Statements

In the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim periods presented have been made. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the year.

Note 3 - Inventories

Inventories consist of the following at June 30, 2002:

Finished Goods $ 300

Note 4 - Issuance of Common Stock

Through private placement offerings, the Company received in 2001, $39,000 through the issuance of 4,700,000 shares of its common stock.

Each share outstanding is entitled to one vote.

Note 5 - Income Taxes

Income taxes are provided based on earnings reported for financial statement purposes pursuant to the provisions of Statement of Financial Accounting Standards No. 109 ("FASB 109").

FASB 109 uses the asset and liability method to account for income taxes. That requires recognizing deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax basis and financial reporting basis of assets and liabilities.

An allowance has been provided for by the Company which reduced the tax benefits accrued by the Company for its net operating losses to zero, as it cannot be determined when, or if, the tax benefits derived from these operating losses will materialize. As of June 30, 2002, the Company has unused operating loss carryforwards, which may provide future tax benefits in the amount of $29,907 that expires in 2022.

Page F-9

Blackhawk Mountain Productions
Notes to Financial Statements

Note 6 - Notes Payable

In June 2001, the Company borrowed $750 from a third party. In addition, in May 2002, the same individual advanced $5,000 to the Company. Both loans are unsecured and are assessed interest at an annual rate of 12% with principal and accrued interest due on demand. The balance owed on these loans at June 30, 2002, were $5,917.

Further, in October 2001, this individual purchased four bronze sculptures for $10,000.

Note 7 - Related Party Transactions

The Company is currently operating from its President's offices at no cost.

MANAGEMENT'S DISCUSSION/ANALYSIS OF RELEVANT FACTORS

47. *If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.*

Blackhawk Mountain Productions, Inc.'s losses from operations are the result of formation and organizational costs. These formation and organizational costs are considered non-recurring and, therefore, the implementation of specific steps to remedy these causes is not appropriate or necessary. Blackhawk Mountain Productions does not expect to incur further significant losses from operations due to formation and organizational costs.

Costs associated with the implementation of its business plan are planned for and will be undertaken and funded as proceeds from this offering warrant. Production costs are variable cost related directly to sales. Proceeds from this offering are needed to provide product for placement in galleries and stores.

Blackhawk Mountain Productions, Inc. owns the existing inventories of artwork reproductions and the associated molds. Limited to artwork created beginning August 25, 2000 (inception), and those created by Mr. Heinzel's until his employment is terminated, future reproductions of these sculptures are the property of Blackhawk Mountain Productions, Inc.,. All artwork originals remain the property of the sculptor. Future original artwork by the artist is the property of the artist. Blackhawk Mountain Productions, Inc. currently holds a first right of refusal to purchase reproduction rights of future original products extending three years beyond the termination of employment.

For the prior fiscal year, all Blackhawk Mountain Productions' product sales were to a related party. In June of 2001, Blackhawk Mountain Productions, Inc. borrowed $750 from a third party. The same party advanced $5,000 to Blackhawk Mountain Productions. Both loans are unsecured and are assessed interest at an annual rate of 12% with principal and accrued interest due on demand. Further, in October 2001, this party purchased four bronze sculptures for $10,000.

48. *Describe any trends in the Company's historical operating results. Indicate changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of impact.*

Blackhawk Mountain Productions, Inc. is a development stage company without historical operating results. The management of Blackhawk Mountain Productions, Inc. is aware of no significant changes in the underlying economics of the industry of the arts, which will have an impact upon Blackhawk Mountain Productions, Inc.'s operations within the next 12 months.

49.   *If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: __%*
What is anticipated gross margin for next year of operations? __% If this is expected to change, explain.
Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Blackhawk Mountain Productions, Inc. has not had significant product sales during the past fiscal year. Management believes Blackhawk Mountain Productions, Inc.'s sales will be competitive within the industry, yet is not aware of margin figures currently available for the industry.

50.   *Foreign sales as a percent of total sales for last fiscal year: ____%*
Domestic government sales as a percent of total domestic sales for last fiscal year: ____%
Explain the nature of these sales, including any anticipated changes:

Blackhawk Mountain Productions, Inc. has had neither foreign nor domestic government sales during the last fiscal year.

SIGNIFICANT PARTIES

	Name	Business Address	Residential Address
DIRECTORS	Richard Heinzel	1835A Centre City Pkwy,#415 Escondido, CA 92025	On file, available on request.
	Matt Heinzel	1835A Centre City Pkwy,#415 Escondido, CA 92025	On file, available on request.
	Craig R. Cook	1835A Centre City Pkwy,#415 Escondido, CA 92025	On file, available on request.

RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

Blackhawk Mountain Productions, Inc. did not hire or cause to be hired any "expert" or "counsel" on a contingent basis, whereas such "expert" or "counsel" would receive a direct or indirect interest in Blackhawk Mountain Productions, Inc.; or was a promoter, underwriter, voting trustee, director, officer, or employee of Blackhawk Mountain Productions, Inc.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Blackhawk Mountain Productions, Inc. has never had nor anticipates having changes in or disagreements with accountants on matters of accounting or financial disclosure; nor has any principal accountant, currently or in past recent years, resigned or declined to stand for re-election or was dismissed.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the general corporation law of the State of California from time to time against all expenses, liability and loss (including attorney's fees, judgments, fines, and amounts paid or to be paid in settlement) reasonably incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person; and shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under the Articles of Incorporation of Blackhawk Mountain Productions, Inc.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Blackhawk Mountain Productions, Inc.

Common Stock: 5,000,000 Shares

Until the 90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

INDEMNIFICATION OF DIRECTORS AND OFFICERS

No director or officer of Blackhawk Mountain Productions, Inc. will have personal liability to Blackhawk Mountain Productions, Inc., or any stockholders for monetary damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer, whereas specific provisions in the Articles of Incorporation limits such liability. Such provision shall not eliminate or limit the liability of a director or officer; (1) for any breach of duty of loyalty to Blackhawk Mountain Productions, Inc. or its stockholders, (2) for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under applicable sections of the California Corporate Code, or any California State Law applicable, (4) or for any transaction from which an improper personal benefit was derived.

Blackhawk Mountain Productions, Inc. will provide for indemnification of the directors, officers, and employees in most cases for any liability suffered by them or arising out of their activities as directors, officers, and employees; if they were not engaged in willful malfeasance in the performance of his or her duties; provided that in the event of a settlement the indemnification will apply only when the Board of Directors approves such settlement and reimbursement as being for the best interests of the corporation.

The directors and officers of Blackhawk Mountain Productions, Inc. are accountable as fiduciary, which means they are required to exercise good faith and fairness in all dealings affecting Blackhawk Mountain Productions, Inc.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following sets forth an itemized list of all expenses of this Offering.

Expense	Amount	Percent*
Transfer Agent Fee	$ 1,000.00	.4%
Printing Cost	$ 1,500.00	.6%
Legal Fees	$25,000.00	10.0%
Accounting Fees	$ 5,000.00	2.0%
State Registration Fees	$ 2,500.00	1.0%
Total	$ 35,000.00	14.0%

*Percent - Indicates percentage of proceeds from offering used, assuming maximum subscriptions.

UNDERTAKINGS

The undersigned registrant hereby undertakes to:

1. File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:
    a. Include any prospectus required by section 10(a)(3) of the Securities Act;
    b. Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and not withstanding the foregoing, any increase or decrease in volume of securities offered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
    c. Include any additional or changed material information on the plan of distribution.

2. For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3. File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

    In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

As applicable; provide a statement pertaining to any unregistered securities issued or sold within a period of one year prior to this filing, identifying individuals, type of securities, price, etc.

All unregistered securities sold by the company were done so more than one year ago.

Blackhawk Mountain Productions, Inc.

INDEX TO EXHIBITS

		Exhibit Page #s	Document Page #s
(2)	Charter and By-Laws		
	(i) Charter, Articles of Incorporation	A1 - A2	55 - 56
	(ii) By-Laws	B1 - B24	57 - 65
(3)	Instruments defining the rights of security holders -	Incorporated by reference; see: Exhibit 2(ii) - By-Laws, Articles	
(6)	Material Contracts		
	(i) Assignment of Copyrights	C1-C2	66 - 67
	(ii) Promissory Note - Demand	C3	68
	(iii) Assignment of Copyrights, Revised	C4-C5	69 - 70
(10)	Consents		
	(i) Consent of Accountant	E1	71
	(ii) Consent of Attorney	E2	72
(11)	Opinion re: legality	E3	73
(15)	Additional Exhibits		
	(i) Purchaser Questionnaire	Q1 - Q13	74 - 86
	(ii) Subscription Form	S1	87

DESCRIPTION OF EXHIBITS

(2) (i) Articles of Incorporation — Articles of Incorporation of Blackhawk Mountain Productions, Inc., a California corporation, filed August 25, 2000; as amended.

(ii) By-Laws — By-Laws of Blackhawk Mountain Productions, Inc. as adopted August 25, 2000.

(3) Instruments defining the rights of security holders — Included by reference, that portion(s) of the By-Laws stating specified security holders rights.

(6) Material Contracts
(i) Assignment of Copyrights — Agreement between Blackhawk Mountain Productions, Inc. and Richard Heinzel, Artist

(ii) Promissory Note — Promissory Note: Blackhawk Mountain Productions, Inc. and Mary Writer

(iii) Assignment of Copyrights — Agreement between Blackhawk Mountain Productions, Inc. and Richard Heinzel, Artist, Amended and Restated June 18, 2003

(10) Consents
(i) Consent of Accountant
(ii) Consent of Attorney — The written consents of the accountant and attorney, whereby as to profession gives authority for the preparation or certification as to document content and pertaining to this offering.

(11) Opinion re: legality — The written opinion of counsel as to the legality of the securities covered by this Offering; whereas such securities will be when sold; legally issued, fully paid and non-assessable.

(15) Additional Exhibits
(i) Purchaser Questionnaire — Questionnaire to be completed and submitted by potential investors and used by Blackhawk Mountain Productions, Inc. to determine investor suitability for participation in the offering.

(ii) Subscription Form — Form to be completed and submitted by prospective investors for potential purchase in the offering.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned,

in the City of ____Escondido____; State of ____California____;

on __July 22, 2003____.

REGISTRANT: Blackhawk Mountain Productions, Inc.

By: \S\ _____ Richard Heinzel, President _____
Richard Heinzel, President and COO

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.

(Signature) \S\ Richard Heinzel _____ (Title) Chief Operating Officer (Date) July 22, 2003
Richard Heinzel   President, and Director

(Signature) \S\ Matt Heinzel _____ (Title) Chief Financial Officer (Date) July 22, 2003
Matt Heinzel,   Secretary,,Treasurer and Director

(Signature) \S\ Craig R. Cook _____ (Title) Vice President and Director (Date) July 22, 2003
Craig R. Cook